SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Hub International Limited
(Name of Issuer)

Common Shares
(Title of Class of Securities)

4432P1 10 1
(Cusip Number)

June 17, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          Rule 13d-1 (b)

          Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4432P 10 1		13G	Page 2 of 17 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) V. PREM WATSA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADIAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 11,101,408

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 11,101,408

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,101,408

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.0%

12	TYPE OF REPORTING PERSON IN

CUSIP No. 4432P 10 1		13G	Page 3 of 17 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) 1109519 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 11,101,408

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 11,101,408

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,101,408

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.0%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 4432P 10 1		13G	Page 3 of 17 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 11,101,408

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 11,101,408

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,101,408

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.0%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 4432P 10 1		13G	Page 4 of 17 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) 810679 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 11,101,408

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 11,101,408

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,101,408

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.0%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 4432P 10 1		13G	Page 5 of 17 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) FAIRFAX FINANCIAL HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 11,101,408

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 11,101,408

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,101,408

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.0%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 4432P 10 1		13G	Page 6 of 17 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) ODYSSEY REINSURANCE CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 5,688,806

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 5,688,806

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,688,806

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 4432P 10 1		13G	Page 7 of 17 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) UNITED STATES FIRE INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 5,235,787

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 5,235,787

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,235,787

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.5%

12	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:

Hub International Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

33 East Jackson Boulevard, Chicago, IL 60604

Item 2(a).	Name of Person Filing:

This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

1.	V. Prem Watsa, an individual;

2.	1109519 Ontario Limited (“1109519”), a corporation incorporated under the laws of Ontario;

3.	The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia;

4.	810679 Ontario Limited (“810679”), a corporation incorporated under the laws of Ontario;

5.	Fairfax Financial Holdings Limited (“Fairfax”), a corporation incorporated under the laws of Canada;

6.	Odyssey Reinsurance Corporation, a corporation incorporated under the laws of Delaware; and

7.	United States Fire Insurance Company, a corporation incorporated under the laws of New York.

Item 2(b).	Address of Principal Business Office:

The addresses of the Reporting Persons are as follows:

1.	Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

2.	The principal business address and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

3.	The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

4.	The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

5.	The principal business address and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

6.	The principal business address and principal office address of Odyssey Reinsurance Corporation is 300 First Stamford Place, Stamford, Connecticut 06902; and

7.	The principal business address and principal office address of United States Fire Insurance Company is 305 Madison Avenue, P.O. Box 1943, Morristown, New Jersey 07960-1943.

Item 2(c).	Citizenship:

V. Prem Watsa is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

4432P 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Based on the most recent information available, the aggregate number and percentage of the common shares (the “Shares”) of Hub International Limited (“Hub”) that are beneficially owned by each of the Reporting Persons, assuming full conversion of all of the convertible securities held by such Reporting Person, is set forth in boxes 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

The number of Shares of Hub as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power, assuming full conversion of all of the convertible securities held by such Reporting Person, is set forth in boxes 5, 6, 7 and 8, respectively, on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

Shares reported as beneficially owned include Shares issuable upon conversion of certain convertible debentures, denominated in United States dollars, that are convertible into Shares based upon a fixed conversion price in Canadian dollars. For purposes of calculating the number of Shares issuable upon conversion of such convertible debentures, an exchange rate was used based on the average for the 20 business days immediately prior to February 11, 2003 of the noon buying rate in New York City for cable transfers of Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (in accordance with the indenture under which the convertible debentures were issued).

Neither the filing of this Schedule 13G nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, Odyssey Reinsurance Corporation, or United States Fire Insurance Company that such person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

See attached Exhibit No. 1.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003	V. Prem Watsa

/s/ V. Prem Watsa

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003	1109519 Ontario Limited

	By:	/s/ V. Prem Watsa Name: V. Prem Watsa Title: President

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003	The Sixty Two Investment Company Limited

	By:	/s/ V. Prem Watsa Name: V. Prem Watsa Title: President

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003	810679 Ontario Limited

	By:	/s/ V. Prem Watsa Name: V. Prem Watsa Title: President

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003	Fairfax Financial Holdings Limited

	By:	/s/ Eric P. Salsberg Name: Eric P. Salsberg Title: Vice President, Corporate Affairs

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003	Odyssey Reinsurance Corporation

	By:	/s/ Donald L. Smith Name: Donald L. Smith Title: Senior Vice President

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003	United States Fire Insurance Company

	By:	/s/ Dennis J. Hammer Name: Dennis J. Hammer Title: Senior Vice President and Controller

Exhibit Index

Exhibit No.	Description

1	Members of filing group.
2	Joint Filing Agreement dated as of February 14, 2003 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey Reinsurance Corporation, and United States Fire Insurance Company.